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03053134



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MAY 19 2003
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 52599

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2002 AND ENDING 12/31/2002
MM/DD/YY MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: PALMER PARTNERS, INC.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

7936 OAK BROOK CIRCLE
(No. and Street)

PITTSFORD, NY 14534
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Dominick DeLucia 585-742-3204
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Amidon, Colby, L. CPA.
(Name – *if individual, state last, first, middle name*)

44 NORTHUMBERLAND ROAD ROCHESTER, NY 14618
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 03 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Colby Amidon, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of PALMER PARTNERS, INC., as of December 31, 2002, 20______, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____

[signature]
Signature

CPA.
Title

BONNIE L. VILINSKY
NOTARY PUBLIC, State of New York
Qualified in Monroe County
My Commission Expires 7/31/06

Bonnie L Vilinsky
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☑ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☑ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☑ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

COLBY L. AMIDON, CPA
44 NORTHUMBERLAND ROAD
ROCHESTER, NEW YORK 14618

PALMER PARTNERS

I have audited the accompanying statements of financial condition of Palmer Partners as of December 31, 2003, and the related statements of operations, changes in owners' capital and cash flows for the year ended December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit of these statements in accordance with auditing standards generally accepted in the United States of America, which require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining on a test basis evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly in all material respects, the financial position of Palmer Partners as of December 31, 2003 in conformity with generally accepted accounting principles.

February 26, 2003



Rochester, New York

PALMER PARTNERS
STATEMENT OF CHANGES IN FINANCIAL CONDITION
FOR THE YEAR ENDED DECEMBER 31, 2002

WORKING CAPITAL DERIVED FROM:

Net Gain/(Loss) from operations	$	-
Increase in Working Captial	$	-

INCREASE/(DECREASE) IN COMPONENTS OF WORKING CAPITAL

Net changes in current assets		
Cash on hand	$	(726)
Stock inventory		(400)
Stock Borrow		63,356
Other Current Assets		1,126
Increase in Current Assets	$	63,356
Net Changes in Current Liabilities		
Debt Due		63,356
Increase in Working Capital	$	-

See accompanying notes and accountants' report.

PALMER PARTNERS
STATEMENT OF OPERATIONS
FOR YEAR ENDED DECEMBER 31, 2002

	2002
REVENUE	
Interest	$ 2,323
TOTAL REVENUE	$ 2,323
EXPENSES	
Short Dividends	$ 52
Interest Expense	$ 2,271
TOTAL OPERATING EXPENSES	$ 2,323
INCOME/(LOSS) FROM OPERATIONS	$ -
OTHER INCOME	
Interest Income	$ -
NET INCOME FROM OPERATIONS	$ -
RETAINED EARNINGS DECEMBER 31, 2001	$ 1,443
RETAINED EARNINGS DECEMBER 31, 2002	$ 1,443

See accompanying notes and accountants' report.

PALMER PARTNERS
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2002

		2002
ASSETS		
Cash	$	150,017
Marketable Securities		300
Stock Borrow		63,356
Other Current Assets		1,126
Total Assets	$	214,799
LIABILITIES AND OWNERS CAPITAL		
Stock Loan	$	63,356
Total Current Liabilities	$	63,356
Capital	$	150,000
Retained Earnings		1,443
Total Owners Capital	$	151,443 *
Toal Liabilities and Owners Capital	$	214,799

* Capital is being written down to $0 due to the absence of a P.A.I.B. agreement.

See accompanying notes and accountants' report.

PALMER PARTNERS
STATEMENT OF CHANGES IN STOCKHOLDERS' EQUITY
FOR THE YEAR ENDED DECEMBER 31, 2002

OWNERSHIP EQUITY- BEGINNING		
Additional Paid in Capital	$ 148,873	
Retained Earnings	1,443	
Total Ownership Equity		$ 150,316
INCREASE/(DECREASE IN OWNERSHIP EQUITY		
Income/(Loss) for the year		-
Capital write-down*		(150,316)
OWNERSHIP EQUITY- ENDING		$ -

* Capital is being written down to $0 due to the absence of a P.A.I.B. agreement.

See accompanying notes and accountants' report.

PALMER PARTNERS
NET CAPITAL COMPUTATION
DECEMBER 31, 2002

TOTAL ASSETS		
Cash	$	150,016
Marketable Securities		300
Stock Borrow		63,356
Other Current Assets		-
Net Worth	$	213,672
Subordinated Indebtedness		63,356
Non-Liquid Assets		-
Capital written to zero*		150,316
NET CAPITAL AS COMPUTED	$	-

* Capital is being written down to $0 due to the absence of a P.A.I.B. agreement.

See accompanying notes and accountants' report.

PALMER PARTNERS
STATEMENT OF CASH FLOWS
FOR YEAR ENDED DECEMBER 31, 2002

BEGINNING CASH - JANUARY 1, 2002	$ 150,743
Net Income/(Loss)	-
Cash Received during the year	
Credit Interest	-
Stock Loan	63,356
Marketable Securities	
Cash Uses During the Year	
Dividend Charges	
Change in Interest/Dividend	(727)
Stock Borrow	(63,356)
Total cash uses in excess of cash received	(727)
ENDING CASH - DECEMBER 31, 2002	$ 150,016

See accompanying notes and accountants' report.

Notes to accompanying financial statements:

Palmer Partners, Inc. is under net capital because the firm does not have a PAIB Agreement with its clearing firm. Net capital has been restated to zero showing the firm's net capital deficiency according to SEC Rule 15c3-1.

Footnotes and explanations for items not contained in this report.

(f) Statement in changes in Liabilities Subordinated to Claims of Creditors. Palmer Partners, Inc. does not have any liabilities subordinated to claims of its creditors.

(h) Computation of determination of Reserve Requirements. Palmer Partners, Inc. is exempt from this determination as shown on the regular Focus Reports to the NASD-Focus Report Part IIa.

(i) Information Relating to the Possession or Control Requirements under Rule 15c3-3. Palmer Partners, Inc. does not have possession nor is it in any way having control over items under rule 15c3-3.

(k) Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation. Palmer Partners, Inc. does not consolidate any statements of financial condition.

(n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit. There are no material inadequacies found to exist or to have existed since the date of the previous audit.